September 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nolan McWilliams
Justin Dobbie
Doug Jones
Patrick Kuhn

Re:                             Smith Electric Vehicles Corp.

Registration Statement on Form S-1 (File No. 333-177876), as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35649)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Smith Electric Vehicles Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-177876), which was initially filed on November 10, 2011, together with all exhibits and amendments thereto, and the Registration Statement on Form 8-A, File No. 001-35649, which was filed on September 13, 2012 (collectively, the “Registration Statements”).

The Company has determined not to proceed with the initial public offering contemplated by the Registration Statements. The Registration Statements have not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statements.  In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement on Form S-1 be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statements (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at Bob.Schuller@smithelectric.com or via facsimile at (816) 464-0510, with a copy to W. Andrew

Jack of Covington & Burling LLP, via email at ajack@cov.com or via facsimile at (202) 778-5232.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions or comments regarding the foregoing, please call the undersigned at (816) 464-0508.

Sincerely,

SMITH ELECTRIC VEHICLES CORP.

By:	/s/ Robert W. Schuller
Robert W. Schuller
General Counsel

cc:                                 W. Andrew Jack, Esq.
Covington & Burling LLP